KEYSTONE MUTUAL FUNDS
7101 WEST 78th STREET
BLOOMINGTON, MN. 55439

August 13, 2008
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Ms. Christina DiAngelo

Re:	Keystone Large Cap Growth Fund (“Fund”), a series of Keystone Mutual Funds – Annual Report and Form N-CSR for period ended June 30, 2007

Dear Ms. DiAngelo:

In this letter we are responding to comments of the Commission’s staff (“Staff”) on the Fund’s Annual Report and Form N-CSR filed on September 5, 2007 (the “Filings”) for the period ended June 30, 2007, that you provided in a telephone conversation with Michael Eckert and Andrew Wyatt on June 30, 2008.

  1.             Comment: The Fund changed its fiscal year end from May 31st to June 30th. A semi-annual report dated November 30, 2006 was followed by an annual report dated June 30, 2007. Did the Fund file for relief for the extended time period?

                  Response:  No.  The Fund sought the advice of Fund counsel and its intended new independent public accountants regarding this matter before seeking approval from its Board of Trustees at the May 17, 2007 board meeting.  The change was sought to simplify administration of the Fund as the Fund was still in its first fiscal period.  Fund counsel spoke on an informal basis with SEC staff in the chief accountant’s office (Michelle Pleznitt referred fund counsel to someone in the chief accountant’s office in the Division of Investment Management but fund counsel informs us it cannot locate the name of such person) and with the reviewer of its registration statement (Valerie Litholmos), both of whom indicated nothing further was required given the facts.  Similar advice was received from the intended new independent public accountants.  This was a one-time occurrence and the Fund does not foresee the situation arising again.

  2.             Comment: Did the Fund miss a 40-17G filing with regard to fidelity bond renewal for the period beginning August 2007?

                  Response:  Yes.  Although the fidelity bond was renewed in a timely manner, it was not filed within 10 days of its receipt on November 6, 2007.  Following our call with the Staff, it was filed via EDGAR on July 11, 2008.  The missed filing was an administrative oversight and the Fund is adopting additional procedures to prevent this from occurring in the future.

  3.             Comment: The Fund changed independent public accountants during the year. With regard to Regulation S-K, did the previous firm receive and respond to this notification of change?

                  Response: The previous firm acknowledged the change in correspondence to the Board of Trustees, a copy of which is attached.  Such change occurred before any audit work commenced or reports had been issued and there were no disagreements or “reportable events” of the kind described in Item 304(a)(1)(v) of Reg. S-K.  However, the Fund failed to comply with Item 304(a)(3) of Reg. S-K in that the previous firm did not also review the Fund’s subsequent disclosure of the change in independent public accountants contained in the Fund’s annual report and provide a letter concerning such review.   That letter, indicating agreement with the disclosures, was filed via EDGAR on July 30, 2008 as an exhibit to an amended N-SARB for the period June 30, 2007, and is also attached.

  4.             Comment: Item 4(e)(2) of Form N-CSR requires “disclosure of the percentage of services described in each of paragraphs (b) through (d) of this Item that were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.”

                  Response: As noted in the Fund’s Form N-CSR, the audit committee has adopted pre-approval policies and procedures that require the audit committee to pre-approve 100% of all audit and non-audit services of the Fund. The Staff’s comment is noted and the Fund will explicitly state that the audit committee pre-approved 100% of all services described in each of the paragraphs (b) through (d) of the relevant Item in future filings.

5.               Comment: On page 4 of the annual report average annual returns since inception were not listed.

                  Response: At the time of the filing, the Fund had been operating for less than one year. Going forward, returns since inception will be included in the annual report.

6.               Comment: On page 6 of the annual report regarding expense examples, the Fund should modify or remove the reference to redemption fees. Expenses paid during the period should state the exact number of days and how they were calculated.

                  Response: The Staff’s comment is noted, and the Fund will remove reference to redemption fees and include the information regarding the number of days during the period in future filings.

7.               Comment: On page 14 of the annual report the portfolio turnover rate was stated as 157%.  In  the EDGAR filing of the Form N-CSR the turnover is stated as 517%.

                  Response: The correct turnover ratio as reported to shareholders in the annual report was 157%.  The EDGAR filing contained a typographical error.

8.               Comment: The Fund’s gross expense ratios in the annual report (2.32% for Class A, 3.02% for Class C) are inconsistent with those in the fee table of the subsequent prospectus (1.51% for Class A, 2.21% for Class C).

Response:   The gross expense ratios contained in the annual report are correct.  With respect to the prospectus, the Fund acknowledges that Instruction 3(d)(i) to Item 3 of Form N-1A states that “Annual Fund Operating Expenses” are to be based on amounts incurred during the Fund’s most recent fiscal year, including amounts that would been incurred absent expense reimbursement or fee waiver arrangements.  During the Fund’s first fiscal period, however, it incurred material start-up expenses that were not going to recur during the fiscal year commencing July 1, 2007.  The material start-up expenses were reflected in the Statement of Operations as $5,000 including in Audit and Tax fees, $152,181.47 under Legal fees, $5,000 included in Transfer Agent Fees and Expenses, $144 for Cusip fees under Other, and $650 for ticker fees under Other.

Instruction 3(d)(ii) states that if there have been any changes to “Annual Fund Operating Expenses” that would materially affect the information disclosed in the table, the Fund is to restate the expense information using the current “fees” as if they had been in effect during the previous fiscal year.  The Fund acknowledges that there were no changes in “fees” (to the extent “fees refers to “management fees” or “distribution fees”), but Instruction 3(d)(iii) states that a change in “Annual Fund Operating Expenses” means “either an increase or decrease in expenses  . .. . that is expected to occur during the current fiscal year.” (emphasis added).  The Fund therefore felt it was appropriate and more beneficial to shareholders to include the restated expense amounts.  The Fund acknowledges, however, that in connection with such restatement it failed to include a footnote to the prospectus’s fee and expense table disclosing that expense information in the table had been restated as required by Instruction 3(d)(ii)(B).  Because this issue is related to the Fund’s start-up, it is not expected to recur and the Fund will endeavor to ensure that it complies with the requirements of Form N-1A in the future.  The Fund notes that the most important information- the actual net fees and expenses paid by shareholders, has been fully and accurately disclosed in the Fund’s annual report and the prospectus at all times.

9.               Comment: The Fund’s Form N-PX filed for the reporting period ended June 30, 2007, indicated that the fiscal year end of the Fund was May 31st.

                  Response:  Such indication was a mistake.  The Fund’s most recent Form N-PX, filed on July 25, 2008, indicated that the fiscal year end of the fund was June 30th.  The Fund will continue to ensure that all filings reflect the correct fiscal year end date.

10.             Comment:  The Form N-Q tax cost information needs to be updated on a quarterly basis, in accordance with Regulation S-X.  State in a footnote the following amounts based on cost for federal income tax purposes: (a) aggregate gross unrealized appreciation for all securities in which there is an excess of value over tax cost, (b) the aggregate gross unrealized depreciation for all securities in which there is an excess of tax cost over value, (c) the net unrealized appreciation or depreciation, and (d) the aggregate cost of securities for federal income tax purposes.

                  Response:  The Fund will ensure that all Form N-Qs contain the appropriate updated information, as outlined above.

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In connection with your review of the Fund’s filings, the undersigned hereby acknowledges on behalf of the Fund that:

- the Fund is responsible for the adequacy and the accuracy of the disclosure contained in the filings;

- comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in response to Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and

- the Fund may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

We hope that the Staff finds this letter responsive to the Staff’s comments.   Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (952) 229-8130 or Andrew Wyatt at (952) 229-8101.

Sincerely,
/s/ Michael P. Eckert
Michael P. Eckert
Treasurer

 2 Attachments

KPMG LLP 4200 Wells Fargo Center 90 South Seventh Street Minneapolis, MN 55402	Telephone 612 305 5000 Fax 612 305 5100 Internet www.us.kpmg.com

May 15, 2007

Board of Trustees
Keystone Mutual Funds
7101 West 78th Street
Minneapolis, MN 55439

Ladies and Gentlemen:

This is to confirm that the client-auditor relationship between the Keystone Mutual Funds and KPMG LLP has ceased effective May 11, 2007.

Very truly yours,

cc:  Andrew Wyatt, Cornerstone Capital Management, Inc.
           Chief Accountant, Securities and Exchange Commisison

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

KPMG LLP 4200 Wells Fargo Center 90 South Seventh Street Minneapolis, MN 55402

July 21, 2008

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously engaged as principal accountants to audit the financial statements of Keystone Mutual Funds as of and for the year ended June 30, 2007.  On May 11, 2007, the cilent-auditor relationship between the Keystone Mutual Funds and KPMP LLP ceased.  We have read Keystone Mutual Funds' statements included under the heading "Change in Auditor" on page 21 of its Form N-CSR filing dated September 7, 2007, and we agree with such statements.

Very truly yours,

cc:   Michael Eckert, Cornerstone Capital Management

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.